UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 11 March 2015

NOVOGEN LIMITED ASX: NRT

(NASDAQ: NVGN)

11 March 2015

ISSUE OF UNLISTED OPTIONS

Novogen Limited (ASX:NRT – NASDAQ:NVGN) advises that 48,776,832 unlisted Options (Options) were issued on Tuesday 10 March 2015, following the approval of its Shareholders at a General Meeting held on Wednesday 4 March 2015, to 3 US investors and the placement agent.

On 16 and 18 December 2014, the Company issued respectively 32,850,000 and 14,050,800 (total 46,900,800) ordinary shares to 3 US investors.

The placement agent received the entitlement of 4% option coverage for each placement.

The Options were issued in two different tranches (referred to as Tranche A and Tranche B below) in order to match the each placement date.

The details of the Options are set out in the table below:

TRANCHE A	US Investors	Placement Agent (4%)
Unlisted Options	32,850,000	1,314,000
Exercise Price	15 cents ($0.15)
Expiry Date	16 December 2019
Underlying Security	Ordinary Shares Ranking pari passu with existing ordinary shares

TRANCHE B	US Investors	Placement Agent (4%)
Unlisted Options	14,050,800	562,032
Exercise Price	15 cents ($0.15)
Expiry Date	18 December 2019
Underlying Security	Ordinary Shares Ranking pari passu with existing ordinary shares

The total number of Options issued is 48,776,832.

For more information, please contact:

Lionel Mateo

Company Secretary

Novogen Limited

Lionel.Mateo@novogen.com

+61 2 9472 4100

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com